SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE 509th MEETING OF THE FISCAL COUNCIL OF COPEL, HELD ON NOVEMBER 08, 2023. ------------------------------------------------------------------------------------

On November 08, 2023, at 04:00 p.m., after attending the 239th Extraordinary Board of Directors’ Meeting, the Fiscal Council Members recorded this meeting of Companhia Paranaense de Energia - Copel’s Fiscal Council, which was duly called to analyze and resolve on the following matter. Item 1. Fiscal Council’s Opinion on the Quarterly Financial Information for the 3rd quarter of 2023, following the preliminary analysis of items 2 and 3 of the agenda of the 508th Fiscal Council Meeting, of 10/31/2023, and after analyzing the final version of the Quarterly Financial Information for the quarter ended 09/30/2023, without any reservations regarding its content and, furthermore, in line with the favorable opinion of the a) Convened Executive Board, at its 2578th Meeting, held on 11/07/2023; b) Statutory Audit Committee, at its 292nd Meeting, held on 11/08/2023; c) Board of Directors, at its 239th Extraordinary Meeting, held on 11/08/2023; and d) Independent Auditors, Deloitte Touche Tohmatsu Auditores Independentes Ltda., which issued the unqualified “Report on the Review of Parent Company and Consolidated Quarterly Financial Information for the Three- and Nine-Month Period ended September 30, 2023”, the Fiscal Council Members issued the following Opinion, addressed to the Company’s Shareholders: FISCAL COUNCIL’S OPINION ON THE QUARTERLY FINANCIAL INFORMATION FOR THE THIRD QUARTER OF 2023 - The undersigned Fiscal Council members of Companhia Paranaense de Energia - Copel, within their legal and statutory responsibilities, reviewed the Quarterly Financial Information for the third quarter of 2023, approved by the Company’s Board of Directors at a meeting held on this date. The drafts were received and analyzed individually by the members prior to the meeting and discussed in advance with Management and the independent auditors. Based on the work conducted throughout the quarter, the analysis performed, the monitoring of discussions on internal controls, and the clarifications provided by Management and the independent auditors, also considering the unqualified “Report on the Review of Parent Company and Consolidated Quarterly Financial Information for the Three- and Nine-Month Period Ended September 30, 2023”, issued by the independent auditors, Deloitte Touche Tohmatsu Auditores Independentes Ltda., the Fiscal Council Members recorded that they were not aware of any fact or evidence that is not reflected on the Quarterly Financial Information for the quarter ended September 30, 2023, and stated that such statements can be disclosed. Curitiba, November 08, 2023. (a) DEMETRIUS NICHELE MACEI (Chair), HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, JULIANA PICOLI AGATTE, and OSMAR RIBEIRO DE ALMEIDA JÚNIOR. There being no other matters to discuss, the Chair adjourned the meeting. ------

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(electronically signed) DEMETRIUS NICHELE MACEI (Chair), HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, JULIANA PICOLI AGATTE, and OSMAR RIBEIRO DE ALMEIDA JÚNIOR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 9, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.